SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Liquid Holdings Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

Douglas Von Allmen

9 Isla Bahia

Fort Lauderdale, Florida 33316

Telephone: 954-463-7699

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 13 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Douglas Von Allmen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 329,814 8 SHARED VOTING POWER 4,117,015 9 SOLE DISPOSITIVE POWER 329,814 10 SHARED DISPOSITIVE POWER 4,117,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,446,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 13 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Linda Von Allmen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 690,500 8 SHARED VOTING POWER 4,117,015 9 SOLE DISPOSITIVE POWER 690,500 10 SHARED DISPOSITIVE POWER 4,117,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,807,515

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14	TYPE OF REPORTING PERSON

IN

Page 3 of 13 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

D&L Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,117,015 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 4,117,015 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,117,015

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14	TYPE OF REPORTING PERSON

PN

Page 4 of 13 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

D&L Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,117,015 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 4,117,015 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,117,015

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

14	TYPE OF REPORTING PERSON

CO

Page 5 of 13 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Von Allmen Dynasty Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 690,500 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 690,500 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

690,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14	TYPE OF REPORTING PERSON

OO

Page 6 of 13 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Von Allmen Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 219,556 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 219,556 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,556

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14	TYPE OF REPORTING PERSON

PN

Page 7 of 13 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

VA Family, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 219,556 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 219,556 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,556

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14	TYPE OF REPORTING PERSON

OO

Page 8 of 13 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

NGNG, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 110,258 8 SHARED VOTING POWER - 9 SOLE DISPOSITIVE POWER 110,258 10 SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON

CO

Page 9 of 13 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Liquid Holdings Group, Inc. (“LIQD”, the “Issuer” or the “Company”). This Amendment No. 1 supplements Items 3, 6 and 7, and amends and restates in its entirety Item 5, of the Schedule 13D originally filed on August 12, 2013.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding fees and expenses) used by the Reporting Persons in making its purchase of the shares of Common Stock referenced in Item 5(c) below is $3,079,400.50 from personal funds of Douglas Von Allmen and Linda Von Allmen.

ITEM 5.	Interest in Securities of the Issuer.

(a) See chart below. The percentages set forth in this response are based on 24,486,388 shares of Common Stock outstanding as of November 8, 2013 as reported in the Issuer’s Form 10-Q filed on November 14, 2013.

Reporting Person	Shares Beneficially Owned	Percent of Class
Douglas Von Allmen	4,446,829	18.2%
Linda Von Allmen	4,807,515	19.6%
D&L Partners, L.P.	4,117,015	16.8%
D&L Management Corp.	4,117,015	16.8%
Von Allmen Dynasty Trust	690,500	2.8%
Von Allmen Partners, L.P.	219,556	0.9%
VA Family, LLC	219,556	0.9%
NGNG, Inc.	110,258	0.5%
All Reporting Persons as a Group	5,137,329	21.0%

(b) Mr. Von Allmen and Mrs. Von Allmen have shared power, and D&L Partners and D&L Management each have sole power, to vote or direct the vote of and to dispose or direct the disposition of the 4,117,015 shares of Common Stock held by D&L Partners. Mrs. Von Allmen and the Trust each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 690,500 shares of Common Stock held by the Trust. Mr. Von Allmen, VA Partners and VA Family each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 219,556 shares of Common Stock held by VA Partners. Mr. Von Allmen and NGNG each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 110,258 shares of Common Stock held by NGNG.

Page 10 of 13 pages

(c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than the following privately negotiated transactions:

Reporting Person	Transaction Type	Transaction Date	Qty	Price
D&L Partners, L.P.	Buy	2/7/14	400,000	$5.50
Von Allmen Dynasty Trust	Buy	2/7/14	135,000	$5.50
Von Allmen Partners, L.P.	Buy	2/7/14	16,891	$5.50
NGNG, Inc.	Buy	2/7/14	8,000	$5.50

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the acquisitions of Common Stock referenced in Item 5(c) above, the sellers of such Common Stock entered into lock-up agreements with respect to the remaining shares held by such sellers after giving effect to such sales. Copies of such lockup agreements are attached hereto as Exhibits D through H and are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

No.	Description

A	Joint Filing Agreement (previously filed)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Lock-Up Agreement (filed previously)

D	Lock-Up Agreement executed by Richard M. Schaeffer (filed herewith)

E	Lock-Up Agreement executed by Robert Keller (filed herewith)

F	Lock-Up Agreement executed by Eugene Cornick (filed herewith)

G	Lock-Up Agreement executed by Lawrence Mroczkowski (filed herewith)

H	Lock-Up Agreement executed by SKB Liquid LLC (filed herewith)

Page 11 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2014

Douglas Von Allmen
D&L Management Corp.
D&L Partners, L.P.
VA Family, LLC
Von Allmen Partners, L.P.
NGNG, Inc.

By:	/s/ Douglas Von Allmen
Douglas Von Allmen, for himself; as the Controlling Shareholder of D&L Management (for itself and as General Partner of D&L Partners); as the Manager of VA Family (for itself and as General Partner of VA Partners); and as the Controlling Shareholder of NGNG

Linda Von Allmen
Von Allmen Dynasty Trust

By:	/s/ Linda Von Allmen
Linda Von Allmen, for herself and as Trustee of the Trust

Page 12 of 13 pages

EXHIBIT INDEX

No.	Description

A	Joint Filing Agreement (previously filed)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Lock-Up Agreement (filed previously)

D	Lock-Up Agreement executed by Richard M. Schaeffer (filed herewith)

E	Lock-Up Agreement executed by Robert Keller (filed herewith)

F	Lock-Up Agreement executed by Eugene Cornick (filed herewith)

G	Lock-Up Agreement executed by Lawrence Mroczkowski (filed herewith)

H	Lock-Up Agreement executed by SKB Liquid LLC (filed herewith)

Page 13 of 13 pages